Exhibit 99.2

Azure Power Global Limited – Update

New Delhi, July 13, 2023-- Azure Power Global Limited (NYSE: AZRE) ("Azure” or the “Company") today announces updates with respect to:

•
the appointment of new auditors for the Company and the resignation of the Company’s former auditors;
•
the status of the audit of the consolidated financial statements of the Company and its subsidiaries (together, the “Group”) for the fiscal year ended March 31, 2022 (“Fiscal 2022”) and status of filing the Company’s annual report on Form 20-F (“Form 20-F”) for Fiscal 2022 with the U.S. Securities and Exchange Commission (the “SEC”);
•
the status of the Company’s listing on the New York Stock Exchange (“NYSE”);
•
update on Company’s management team, board of directors;
•
remediation actions to improve internal controls;
•
certain key unaudited operating and financial information for the Group and certain of the Company’s subsidiaries for the year ended March 31, 2023 (“Fiscal 2023”) since the Company’s press release dated January 25, 2023 on Form 6-K;
•
progress on whistle blower and other investigations; and
•
other projects under execution and legal matters.

Replacement of Auditors and updated timeline for financial statements for Fiscal 2022

The Company announced today that it has appointed ASA & Associates LLP (“ASA”) as an independent public accounting firm for the Company’s US GAAP consolidated financial statements for Fiscal 2022 and accepted the proposal for appointment of MSKA & Associates (member firm of BDO International), as statutory auditors of subsidiary companies of the Group’s Indian holding company, Azure Power India Private Limited (“APIPL”), pursuant to the resignation of S.R. Batliboi & Co. LLP, member firm of Ernst and Young Global Limited. APIPL continues to be audited by MSKA & Associates.

The Company will work expeditiously to file its Form 20-F for Fiscal 2022 and expects that the audits of the financial statements for Fiscal 2022 of the Company, the Group and its subsidiaries should be completed within 14 weeks.

NYSE Listing

The Company has maintained a dialogue with the NYSE regarding its listing status. As previously reported, the NYSE had set a deadline of July 15, 2023 for the Company to fulfil its reporting obligations for Fiscal 2022 (including filing its Form 20-F for Fiscal 2022 with the SEC). In light of the change of the Group’s auditors as disclosed today, the Company expects that the audits of the financial statements for Fiscal 2022 of the Company, the Group and its subsidiaries will require an additional 14 weeks to complete. The NYSE, however, has indicated that suspension of trading and delisting may occur on or around the July 15, 2023 deadline. However, the Company may appeal any such delisting decision by the NYSE.

Exhibit 99.2

The Company’s SEC reporting obligations under the US Securities Exchange Act of 1934 (the “Exchange Act”) will continue even if delisted, however, and the Company will continue to be required to provide periodic reports to the SEC. Further, in the event of delisting of the Company’s shares by the NYSE, the Company will make every reasonable effort to maintain a trading alternative for its shareholders. Initially, the Company expects that its shares will be available to trade on the over-the-counter “expert” market, where quotations will be directly available to broker dealers and professional investors (not retail investors). Investors would need to contact their respective broker dealers to trade their shares on the over-the-counter “expert” market. Upon delisting, the Company plans to make an application to permit the Company’s shares to be traded on the OTCQX market (which market provides for public quotations) once it files its Form 20-F for Fiscal 2022 and Form 20-F for Fiscal 2023 with the SEC.

Strengthening of Management Team and the Board

The Company has been strengthening its management team in recent months. Mr. Sunil Gupta has joined as the CEO on July 10, 2023, replacing the acting CEO, Mr. Rupesh Agarwal. He will also become the Managing Director of the Company’s subsidiary, APIPL. Mr. Gupta has deep leadership experience in the renewable sector and a strong track record of building renewable energy businesses. He also brings years of experience as a renewable energy banking specialist.

Mr. Sugata Sircar was appointed as the Group Chief Financial Officer and Executive Director, Finance of APIPL in May 2023. Mr. Pawan Agrawal continues as the CFO of APIPL and its group of subsidiaries, reporting to Mr. Sircar.

Mr. Richard Payette has joined the Company’s Board on July 1, 2023 as an Independent Director and Head of the Audit & Risk Committee, replacing Ms. Christine McNamara, who resigned due to personal issues. Mr. Payette is a business leader with over four decades of experience in management of global companies and accounting and audit matters.

Remediation actions to improve Internal Controls

The Group appointed external consultants to review its internal controls and compliance framework. The Group is in the process of implementing necessary remediation actions in accordance with the recommendations included in the aforesaid review.

The following steps have recently been taken to strengthen the Group’s existing internal control environment, under the supervision of the Company’s Audit and Risk Committee:

•
establishment of an internal Management Assurance Services (“MAS”) function and hiring of Mr. Vijay Kumar Wadhwani as MAS Head. Mr. Wadhwani brings over 22 years of experience in accounting, audit, financial management and reporting;
•
strengthening of the financial reporting function with the help of external consultants and additional accounting personnel;

Exhibit 99.2

•
monitoring of controls and mitigation actions for enterprise risk management with the assistance of external consultants; and
•
monitoring the effectiveness of the remedial efforts and overall reporting framework.

Estimated Operating and Financial Update

The Company is providing certain estimated unaudited consolidated operating and financial information of the Group with respect to the financial year ended March 31, 2023 (“Fiscal 2023”). The Company believes that the estimated unaudited consolidated financial information for Fiscal 2023, includes all material adjustments necessary to fairly present such information in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Readers are cautioned that the financial and operating information that the Company will include in its Form 20-F for Fiscal 2022 and its Form 20-F for Fiscal 2023, when filed with the SEC, will be audited and consequently may differ from the unaudited financial and operating information presented here, in ways that could be material. Moreover, the Company will include in its Form 20-F for Fiscal 2022 and its Form 20-F for Fiscal 2023 more information in respect of Fiscal 2022, Fiscal 2023 and for subsequent periods than it is including in this press release. Consequently, the Company cautions readers that the financial and operating information provided in this press release is not complete and should be read in conjunction with its Form 20-F for Fiscal 2022 and its Form 20-F for Fiscal 2023 when available, including the Group’s audited consolidated financial statements, as well as other information that the Company may furnish on Form 6-K.

The translation of Indian rupee amounts into U.S. dollars at specified rates in this press release is solely for the convenience of the reader. Unless otherwise stated, the Company has converted Indian rupees into U.S. dollars for amounts pertaining to period ended March 31, 2023 at INR 82.19 to US$1.00, which is the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2023. The Company makes no representation that the Indian rupee or U.S. dollar amounts referred in the press release could have been converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate or at all.

Estimated Key Operating Information for Fiscal 2023

a)
Megawatts (MWs) operating as of March 31, 2023 were 2,955 MWs (excluding rooftop portfolio);

b)
MWs Awarded and Contracted as of March 31, 2023 were 4,270 MWs. This includes the 4,000 MWs manufacturing linked projects, 150 MWs wind-solar hybrid project and 120 MWs wind project.

Exhibit 99.2

4,270 MWs excludes the 200 MWs wind–solar hybrid project earlier won by the Group with Maharashtra State Electricity Distribution Co. Limited as this project was cancelled on March 10, 2023, pursuant to withdrawal of the Group’s appeal before the Appellate Tribunal for Electricity. Appeal was filed to challenge Maharashtra Electricity Regulatory Commission’s order, that rejected the adoption of the auction discovered tariff of INR 2.62 per unit and instead gave the Group an option to reduce the tariff to INR 2.49 per unit.

c)
Electricity generation, including the rooftop portfolio, for the year ended March 31, 2023, was 5,813 million kWh, an increase of 27.7% from 4,551 million kWh for the year ended March 31, 2022.

d)
Plant Load Factor (PLF), including the rooftop portfolio, for the year ended March 31, 2023, was 22.8%, compared to 21.6% for the year ended March 31, 2022.

Estimated Unaudited Group Financial Information for Fiscal 2023

a)
Operating revenues for Fiscal 2023, were INR 21,094 million (US$ 256.6 million), an increase of 14.0% from INR 18,499 million in Fiscal 2022.

b)
As of March 31, 2023, cash and bank balance (including amounts for restricted cash of INR 8,048 million) were INR 20,968 million (US$ 255.1 million).

c)
Total Debt (external) was INR 131,401 million (US$ 1,598.7 million) as of March 31, 2023.

Information reported for the year ended March 31, 2022, corresponds to information provided in Company’s press release dated January 25, 2023.

Information for Bondholders

Set forth below is (1) the unaudited financial data of Azure Power Solar Energy Private Limited and the other Restricted Subsidiaries (as defined under the Indenture) under the indenture governing the 5.65% Solar Green Bonds (“RG-II”), and (2) the unaudited financial data of Azure Power Energy Limited and the other Restricted Subsidiaries (as defined under the Indenture) under the indenture governing the 3.575% Solar Green Bonds (“RG-III”).

Readers are cautioned that the audited combined financial statements of each of RG-II and RG-III, when filed with the Singapore Stock Exchange may include differences, some of which could be material, from the unaudited information presented below and will include detailed notes and other disclosures not currently available that will be important to evaluate. Consequently, readers are cautioned that the financial information provided below is not complete and should be read in conjunction with the audited financial statements for Fiscal 2022 of RG-II and RG-III, respectively, when they become available as well as the Fiscal 2022 Form 20-F, the Fiscal 2023 Form 20-F, when available, and other filings that the Company makes with the SEC on Form 6-K from time to time.

Exhibit 99.2

Estimated Unaudited RG-II Data

a)
Electricity generation and PLF for the year ended March 31, 2023, were 1,356 million kWh and 25.2% respectively.

b)
Total revenue (excluding other income) for Fiscal 2023, was INR 4,465 million (US$ 54.3 million), compared to INR 5,121 million in Fiscal 2022 (which included INR 544 million income from carbon credits and other income).

c)
As of March 31, 2023, cash and bank balance (including non-current) were INR 3,248 million (US$ 39.5 million).

d)
Total External Debt (excluding loans from group companies and minority shareholders) was INR 28,490 million (US$ 346.6 million), excluding adjustments for hedging gains/loss calculated as of March 31, 2023.

Estimated Unaudited RG-III Data

a)
Electricity generation and PLF for the year ended March 31, 2023 were 1,010 million kWh and 18.9% respectively.

b)
Operating revenues for Fiscal 2023, were INR 6,137 million (US$ 74.7 million) compared to INR 6,451 million in the Fiscal 2022 (which included INR 140 million income from carbon credits and other income).

c)
As of March 31, 2023, cash and bank balance (including non-current) were INR 2,668 million (US$ 32.5 million).

d)
Total External Debt (excluding loans from group companies and minority shareholders) was INR 30,373 million (US$ 369.5 million), excluding adjustments for hedging gains/loss calculated as of March 31, 2023.

Information reported for the year ended March 31, 2022 corresponds to information provided in Company’s press release dated January 25, 2023.

Whistle-blower Allegations and Special Committee Investigation

Since the Company’s last disclosure made in our January 2023 press release with respect to the May 2022 and September 2022 whistle-blower investigations previously reported, Azure’s Audit and Risk Committee, with the assistance of legal counsel and forensic accounting support, continued its investigation particularly with regard to (i) certain alleged corrupt activities of third-parties in connection with one of its projects and (ii) certain asset acquisition transactions. The Company has also continued to cooperate with the SEC and the U.S. Department of Justice (“DoJ”) as part of its voluntary disclosure to those agencies.

Exhibit 99.2

In respect of the Special Committee investigation previously reported, as of the date of this release, the investigation remains ongoing and substantially progressed. The Company continues to cooperate with the SEC and the DoJ in respect to its voluntary disclosure to those agencies.

Loan Covenants

The Group continues to service its payment obligations for all its borrowings in accordance with its financing documents and has maintained a dialogue with its bank lenders. The Group has received time extensions from its lenders in respect of the covenants related to filing of audited financial statements and is seeking further extensions into calendar 2023 as required. As of the date of this release, no lender has indicated that it intends to take any action to cause the early repayment of any of the Group’s borrowings, given the operational and financial performance of the operating projects and the ability of the members of the Group to service their respective facilities.

Credit Rating Downgrades

CRISIL Ratings downgraded the long-term credit rating of APIPL from CRISIL A+ to CRISIL A on May 29, 2023 and then from CRISIL A to CRISIL BBB+ on July 11, 2023. CRISIL Ratings downgraded the long-term credit ratings of Azure Power Maple Private Limited, Azure Power Forty Private Limited and Azure Power Forty-Three Private Limited from CRISIL A+ to CRISIL A on May 29, 2023 and then from CRISIL A to CRISIL BBB+ on July 11, 2023.

On May 15, 2023, CARE Ratings downgraded the long-term and short-term credit rating of APIPL to CARE A (downgraded from CARE A+) and CARE A1 (downgraded from CARE A1+) and on February 13, 2023, downgraded the long-term credit rating of Azure Power Forty Private Limited to CARE A- (downgraded from CARE A).

On June 26, 2023, Fitch Ratings downgraded the rating of RG-II to B (downgraded from BB-) and RG-III to B (downgraded from BB). On May 29, 2023, Moody’s Investor Service downgraded the rating of RG-II to Ba3, downgraded the rating of RG-III to B1 and placed both ratings on review for downgrade. The ratings continue to be on watch with negative implications by CRISIL ratings, CARE ratings, Moody’s Investor Service and Fitch Ratings.

Few of our local currency loan agreements have a right to increase the pricing in case of rating downgrade and also the right to recall the facility(ies) in case of rating downgrade below BBB or BBB-, except one agreement wherein the certain lenders have a right to recall the facility in case of rating downgrade to A- or below. The Company has submitted the request to such lenders to modify the condition to BBB, and our request is currently under review by the applicable lenders.

Exhibit 99.2

Other matters

Projects under execution

The Group’s 300 MW Rajasthan 9 project has been fully commissioned as of March 31, 2023, and with this commissioning, the Group’s total operating capacity as on March 31, 2023 has reached 2,955 MW (excluding rooftop portfolio).

With respect to the Assam project (Region 4), which was affected by floods since May 2022, the Group has been able to successfully restore the capacity in the project.

As previously reported, discussions with SECI regarding the 2,333 MWs projects, that were halted owing to the public interest litigations, are still ongoing.

The Group continues to manage and develop all its projects under execution in view of the developments, as reported earlier.

Legal updates

The Group has received a favorable order from Karnataka Electricity Regulatory Commission for its 40 MW project against its off-taker Hubli Electricity Supply Company Limited (“HESCOM”), whereby HESCOM has been directed, among others, to pay the differential outstanding amount, being the difference between contracted tariff and the reduced tariff. The differential amount due and outstanding as of the date of passing of the order was INR 219.50 million (including late payment surcharge). Since then, the Group has received a sum of INR 163.60 million.

The Group has received several orders from various state and central electricity regulatory commissions whereby its change in law claims towards additional cost incurred on operation and maintenance of projects due to promulgation of GST Laws and increase in the rate of applicable Service Tax has been allowed. The claim allowed by way of these orders amounted to INR 433.30 million.

The Group has received a favorable award in an arbitration proceeding initiated by it under the Arbitration and Conciliation Act, 1996, for its 5 MW project in Maharashtra against the off-taker, whereby the off-takers’ claims against the Company regarding open access charges and grid connectivity changes have been disallowed.

The Group has received a favorable order for its (300x2) MW projects in Rajasthan, whereby the Company’s claims amounting to INR 262.50 million on account of change in law due to imposition of safeguard duty under the notification dated July 29, 2020 have been allowed. The Company has also received in-principal approval from the power purchase agreement counterparty for release of payments and has started receiving payments in instalments and has received INR 6.47 million as of the date of this press release. However, an end off-taker has challenged the order by way of an appeal, which is presently pending. No adverse order has been passed in the appeal.

Exhibit 99.2

The Group has received a favorable order for its 100 MW project in Karnataka from the state commission for its claims amounting to INR 182.20 million on account of change in law due to an increase in the effective GST rate on composite EPC contracts to 8.9% from 5% under the notification dated December 31, 2018.

The Company has also received a favorable order for its 50 MW project in Assam from the state commission on account of increase in EPC cost due to increase in the rate of GST from 5% to 12% under the notifications date September 30, 2021, whereby the claims of the Company amounting to INR 89.40 million have been allowed.

The Group and one of its module suppliers have amicably settled their dispute under a module supply contract. The details of the settlement are confidential.

The Group has received a favorable order for its 90 MW project in Assam from the state commission in a petition filed seeking extension of the scheduled commissioning date on account of delays caused due to reasons beyond the control of the Company. The state commission has extended the scheduled commissioning date of the project thereby preventing reduction of tariff which is a consequence of delay in commissioning as per the terms of the power purchase agreement.

The Group had filed a petition before Andhra Pradesh Electricity Regulatory Commission (“APERC”) challenging deductions made by off-taker from the Company’s monthly invoices on the alleged ground of excess installation with respect to the Company’s 50 MW project in Andhra Pradesh. APERC disallowed the relief sought by the Company. The deductions have amounted to INR 153.70 million as of the date of this press release. The Company has challenged the aforesaid order before the higher forum and has received a stay of the APERC order.

U.S. Securities Litigation

An ongoing class action lawsuit that was filed in the U.S. District Court for the Southern District of New York (the “Court”), case number 1:22-cv-07432 against the Company and certain current and former directors and officers of the Company alleging violations of U.S. securities laws. A First Amended Complaint was filed by the lead plaintiff and the Court set a deadline of August 15, 2023 for the Company and the other defendants to respond to the First Amended Complaint. The Court also set a deadline of July 31, 2023 for the lead plaintiff to inform the Court of any plans to file a Second Amended Complaint, and the Court’s order expressly contemplates that the August 15, 2023 date would be adjusted further if the lead plaintiff seeks to file a Second Amended Complaint. The Company sees no merit in the claims asserted in the lawsuit and intends to defend the case vigorously.

Exhibit 99.2

Certain Risks

Investment in the Company’s securities is subject to various risks. Investors should consider carefully the risks (i) set forth in our Form 6-K filed with the SEC on January 25, 2023 and (ii) set forth in “Item 3 — Key Information — D. Risk Factors” in the Company’s annual report on Form 20-F for Fiscal 2021 filed with the SEC on July 28, 2021, as updated by its subsequent SEC filings. Investors also should carefully consider the risk factors that the Company will include in the Form 20-F for Fiscal 2022 and Form 20-F for Fiscal 2023. The risks described are not the only risks facing the Company. Additional risks and uncertainties not currently known to the Company or those the Company currently considers immaterial may also materially adversely affect the Group’s business, financial condition, results of operations and cash flows.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward looking statements can be identified by words or phrases such as “estimate,” “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Certain Risks” above, which may cause the Group’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements relate to various matters, including completion of the audited financial statements of the Group for Fiscal 2022 and Fiscal 2023 and the filing of the Form 20-F for Fiscal 2022 and the Form 20-F for Fiscal 2023, defaults under the Group’s indebtedness, any actions that may be taken by lenders in respect of such defaults, internal investigations currently underway, current and future regulatory actions and litigation the Group may face. The risks and uncertainties that could cause the Group's results to differ materially from those expressed or implied by such forward-looking statements include: the timing of the completion of the Fiscal 2022 Audited Financial Statements; actions that may be taken by the Group’s lenders in respect of defaults under the Group’s indebtedness; the results of on-going investigations and litigation; the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long term PPAs are entered into; changes in policies and regulations including net metering and interconnection limits or caps; the availability of rebates, tax credits and other incentives; curtailment; the availability of solar panels and other raw materials; its ability to attract and retain its relationships with third parties, including its solar partners; its ability to meet the covenants in its debt facilities; meteorological conditions and such other risks identified in the registration statements and reports that the Company files with the SEC. All forward-looking statements in this press release are based on information available to the Company as of the date hereof, and the Company assumes no obligation to update these forward-looking statements.

Exhibit 99.2

About Azure

Azure is a leading independent sustainable energy solutions provider and renewable power producer in India. Azure developed India’s first utility scale solar project in 2009, and since then has grown rapidly to become a leader in developing and operating large utility-scale renewable energy projects in the country.

For more information about Azure, visit: www.azurepower.com.

For more information:

Investor Contact

ir@azurepower.com